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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) or 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 PAULA FINANCIAL
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             (Exact name of registrant as specified in its charter)

            Delaware                                  95-4640368
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(State of incorporation or organization)  (IRS Employer Identification No.)

  300 North Lake Avenue, Suite 300, Pasadena, California        91101
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(Address of principal executive offices)                        (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: / /

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: /x/

Securities Act registration statement file number to which this form relates:
Not applicable.

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of each class                Name of each exchange on which
        to be so registered                each class is to be registered
        -------------------                ------------------------------
               None
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Securities to be registered pursuant to Section 12(g) of the Act:

          Rights to Purchase Preferred Stock, $0.01 par value per share
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                                (Title of class)


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                                (Title of class)


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                                 PAULA FINANCIAL

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

                  On September 24, 1998, the Board of Directors of PAULA Financial (the "Company") authorized and declared a dividend of one preferred stock purchase right (a "Right") for each share of common stock, par value
$0.01 per share, of the Company (the "Common Shares"). The dividend is payable on October 1, 1998 (the "Record Date") to the holders of record of Common Shares as of the close of business on such date.

                  The following is a brief description of the Rights. It is intended to provide a general description only and is subject to the detailed terms and conditions of a Rights Agreement (the "Rights Agreement") dated as of October 1, 1998 by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agent).

         1.       COMMON SHARE CERTIFICATES REPRESENTING RIGHTS

                  Until the Distribution Date (as defined in Section 2 below),
(a) the Rights shall not be exercisable, (b) the Rights shall be attached to and trade only together with the Common Shares and (c) the stock certificates representing Common Shares shall also represent the Rights attached to such Common Shares. Common Share certificates issued after the Record Date and prior to the Distribution Date shall contain a notation incorporating the Rights Agreement by reference.

         2.       DISTRIBUTION DATE

                  The "Distribution Date" is the earliest of (a) the tenth business day (or such later day as shall be desiginated by the Board of Directors) following the date of the first public announcement that any person (other than the Company or certain related entities, and with certain additional exceptions) has become the beneficial owner of 10% or more of the then outstanding Common Shares (such person is a "10% Stockholder" and the date of such public announcement is the "10% Ownership Date"), (b) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 10% Stockholder or (c) the first date, on or after the 10% Ownership Date, upon which the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation or in which the outstanding Common Shares are changed into or exchanged for stock or assets of another person, or upon which 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business). In calculating the percentage of outstanding Common Shares that are beneficially owned by any person, such person shall be deemed to beneficially own any Common Shares issuable upon the exercise, exchange or conversion of any options, warrants or other securities beneficially owned by such person; provided, however, that such Common Shares issuable upon such exercise shall not be deemed outstanding for the

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purpose of calculating the percentage of Common Shares that are beneficially owned by any other person.

                  Upon the close of business of the Distribution Date, the Rights shall separate from the Common Shares, Right certificates shall be issued, and the Rights shall become exercisable to purchase Preferred Shares as described in Section 5 below.

         3.       ISSUANCE OF RIGHT CERTIFICATES

                  As soon as practicable following the Distribution Date, separate certificates representing only Rights shall be mailed to the holders of record of Common Shares as of the close of business on the Distribution Date, and such separate Right certificates alone shall represent such Rights from and after the Distribution Date.

         4.       EXPIRATION OF RIGHTS

                  The Rights shall expire on October 1, 2008, unless earlier redeemed or exchanged.

         5.       EXERCISE OF RIGHTS

                  Unless the Rights have expired or been redeemed or exchanged, they may be exercised, at the option of the holders, pursuant to paragraphs (a),
(b) or (c) below. No Right may be exercised more than once or pursuant to more than one of such paragraphs. From and after the first event of the type described in paragraphs (b) or (c) below, each Right that is beneficially owned by a 10% Stockholder or that was attached to a Common Share that is subject to an option beneficially owned by a 10% Stockholder shall be void.

                  (a) RIGHT TO PURCHASE PREFERRED SHARES. From and after the close of business on the Distribution Date, each Right (other than a Right that has become void) shall be exercisable to purchase one one-hundredth of a share of Series B Junior Participating Cumulative Preferred Stock, par value $0.01 per share, of the Company (the "Preferred Shares"), at an exercise price of $100.00 (One Hundred Dollars) (the "Exercise Price"). Prior to the Distribution, the Company may substitute for all or any portion of the Preferred Shares that would otherwise be issuable upon exercise of the Rights, cash, assets or other securities having the same aggregate value as such Preferred Shares. The Preferred Shares are nonredeemable and, unless otherwise provided in connection with the creation of a subsequent series of preferred stock, are subordinate to any other series of the Company's preferred stock whether issued before or after the issuance of the Preferred Shares. The Preferred Shares may not be issued except upon exercise of Rights. The holder of a Preferred Share is entitled to receive when, as and if declared, the greater of (i) cash and non-cash dividends in an amount equal to 100 times the dividends declared on each Common Share or (ii) a preferential annual dividend of $1.00 per Preferred Share ($0.01 per one one-hundredth of a Preferred Share). In the event of liquidation, the holders of Preferred Shares shall be entitled to receive a liquidation payment in an amount equal to the greater of (1) $1.00 per Preferred Share ($0.01 per one one-hundredth of a Preferred

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Share), plus all accrued and unpaid dividends and distributions on the
Preferred Shares, or (2) an amount equal to 100 times the aggregate amount to be distributed per Common Share. Each Preferred Share has 100 votes per share, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, the holder of a Preferred Share shall be entitled to receive 100 times the amount received per Common Share. The rights of the Preferred Shares as to dividends, voting and liquidation preferences are protected by antidilution provisions. It is anticipated that the value of one one-hundredth of a Preferred Share should approximate the value of one Common Share.

                  (b) RIGHT TO PURCHASE COMMON SHARES OF THE COMPANY. From and after the close of business on the tenth business day (or such later day as shall be designated by the Board of Directors of the Company) following the 10% Ownership Date, each Right (other than a Right that has become void) shall be exercisable to purchase, at the Exercise Price (initially $100.00), Common Shares with a market value equal to two times the Exercise Price. If the Company does not have sufficient Common Shares available for all Rights to be exercised, the Company shall substitute for all or any portion of the Common Shares that would otherwise be issuable upon the exercise of the Rights, cash, assets or other securities having the same aggregate value as such Common Shares.

                  (c) RIGHT TO PURCHASE COMMON STOCK OF A SUCCESSOR CORPORATION. If, on or after the 10% Ownership Date, (i) the Company is acquired in a merger or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving corporation in a merger or other business combination in which all or part of the outstanding Common Shares are changed into or exchanged for stock or assets of another person or (iii) 50% or more of the Company's consolidated assets or earning power are sold (other than in transactions in the ordinary course of business), then each Right (other than a Right that has become void) shall thereafter be exercisable to purchase, at the Exercise Price (initially $100.00), shares of common stock of the surviving corporation or purchaser, respectively, with an aggregate market value equal to two times the Exercise Price.

         6.       ADJUSTMENTS TO PREVENT DILUTION

                  The Exercise Price, the number of outstanding Rights and the number of Preferred Shares or Common Shares issuable upon exercise of the Rights are subject to adjustment from time to time as set forth in the Rights Agreement in order to prevent dilution. With certain exceptions, no adjustment in the Exercise Price shall be required until cumulative adjustments require an adjustment of at least 1.0%.

         7.       CASH PAID INSTEAD OF ISSUING FRACTIONAL SECURITIES

                  No fractional securities shall be issued upon exercise of a Right (other than fractions of Preferred Shares that are integral multiples of one one-hundredth of a Preferred Share and that may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash shall be made based on the market price of such securities on the last trading date prior to the date of exercise.

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         8.       REDEMPTION

                  At any time prior to the earlier of (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the date of the commencement of, or the announcement of an intention to make, a tender offer or exchange offer, the consummation of which would cause any person to become a 10% Stockholder, (b) the tenth business day (or such later day as shall be designated by the Board of Directors) after the 10% Ownership Date or
(c) the first event of the type giving rise to exercise rights under Section 5(c) above, the Board of Directors may, at its option, direct the Company to redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"), and the Company shall so redeem the Rights. Immediately upon such action by the Board of Directors (the date of such action is the "Redemption Date"), the right of the holders of Rights thereafter shall be to receive the Redemption Price.

         9.       EXCHANGE

                  At any time after the 10% Ownership Date and prior to the first date thereafter upon which a 10% Stockholder, together with all affiliates of such 10% Stockholder, shall be the beneficial owner of more than 50% of the then outstanding Common Shares, the Board of Directors of the Company may, at its option, authorize and direct the exchange of all, but not less than all, of the then outstanding Rights for Common Shares, one one- hundredths of Preferred Shares, debt securities of the Company, other property, or any combination of the foregoing, which, as of the date of the Board of Directors' action, has a current market price equal to the difference between the Exercise Price and the current market price of the shares that would otherwise be issuable upon exercise of a Right on such date (the "Exchange Ratio"), and the Company shall so exchange the Rights. Immediately upon such action by the Board of Directors, the right to exercise Rights shall terminate and the only right of the holders of Rights thereafter shall be to receive a number of Common Shares equal to the Exchange Ratio.

         10.      NO STOCKHOLDER RIGHTS PRIOR TO EXERCISE

                  Until a Right is exercised, the holder thereof, as such, shall have no rights as a stockholder of the Company (other than rights resulting from such holder's ownership of Common Shares), including, without limitation, the right to vote or to receive dividends.

         11.      AMENDMENT OF RIGHTS AGREEMENT

                  The Board of Directors may, from time to time, before and after the Distribution Date, without the approval of any holder of Rights, direct the Company and the Rights Agent to supplement or amend any provision of the Rights Agreement in any manner, whether or not such supplement or amendment is adverse to any holder of Rights, and the Company and the Rights Agent shall so supplement or amend such provision; provided, however, that from and after the earliest of (a) the tenth business day (or such later day as shall be designated by the Board of Directors) following the 10% Ownership Date, (b) the first event of the type giving rise to exercise rights under Section 5(c) above,
(c) the Expiration Date or (d) the Redemption Date, the

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Rights Agreement shall not be supplemented or amended in any manner that would materially and adversely affect any holder of outstanding Rights other than a 10% Stockholder; and provided further, however, that from and after the tenth business day (or such later day as shall be designated by the Board of Directors) following the 10% Ownership Date, the Rights Agreement shall not be supplemented or amended in any manner.

Item 2. EXHIBITS.

                  The Rights Agreement, dated as of October 1, 1998 between PAULA Financial and ChaseMellon Shareholder Services, L.L.C., as Rights Agent, which includes as Exhibit A thereto the Form of Rights Certificate to be distributed to holders of Rights after the Distribution Date (as that term is defined in the Rights Agreement) is incorporated herein as an Exhibit from
Exhibit 4.3 of the Registrant's Current Report on Form 8-K dated September 24, 1998 and filed with the Commission on October 8, 1998.

                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereto duly authorized.

                                            PAULA FINANCIAL

                                            (Registrant)

October 1, 1998                         By:  /s/ Bradley K. Serwin
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                                            Name:  Bradley K. Serwin
                                            Title: Senior Vice President

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